AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2000

                                                    REGISTRATION NO. 33-61709




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   __________

                                AMENDMENT NO. 4
                                       TO
                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                                  ___________
                           FARMLAND INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                KANSAS                                 440209330
     (State or other jurisdiction                  (I.R.S. Employer
    Incorporation or organization)                Identification No.)
                                  ___________
                           3315 NORTH OAK TRAFFICWAY
                        KANSAS CITY, MISSOURI 64116-0005
                                 (816) 459-6000
    (Address, Including Zip Code, and Telephone Number, Including Area Code
                  of Registrant's Principal Executive Offices)
                               TERRY M. CAMPBELL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           FARMLAND INDUSTRIES, INC.
                           3315 NORTH OAK TRAFFICWAY
                        KANSAS CITY, MISSOURI 64116-0005
                                 (816) 459-6000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                                  ___________

                        COPIES OF ALL COMMUNICATIONS TO:

  DOUG FLEMING                              KENNETH R. BLACKMAN
  FARMLAND INDUSTRIES, INC.                 FRIED, FRANK, HARRIS, SHRIVER &
  3315 North Oak Trafficway                 JACOBSON
  Kansas City, Missouri                     One New York Plaza
  64116-0005                                New York, New York 10004-1980
  (816) 459-6000                            (212) 859-8000
                                       ___________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.
                                       ___________

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                                       ___________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

THE FOLLOWING PARAGRAPH IS A RED HERRING LANDSCAPED ON THE LEFT MARGIN.
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     SUBJECT TO COMPLETION, DATED MARCH __, 2000

PROSPECTUS


                                  $200,000,000
                           FARMLAND INDUSTRIES, INC.
                                DEBT SECURITIES

                                    _______

We may issue and sell from time to time, in one or more series, up to an aggregate of $200,000,000 of our debt securities. These debt securities may be debentures, notes and/or other evidences of indebtedness representing unsecured obligations. When we offer a particular series of debt securities, we will specify their terms in a supplement to this prospectus, which will be delivered with this prospectus. For each series of debt securities, the prospectus supplement will tell you:

 . the designation and principal amount offered;
 . the rate or method of calculating interest;
 . the time of payment of interest;
 . the authorized denominations;
 . the maturity or maturities;
 . the terms for a sinking, purchase or similar fund;
 . any terms for redemption or early repayment,;
 . the purchase price and other terms of the offering; and
 . any listing on a securities exchange.
                                    _______

This prospectus may not be used to sell our debt securities unless accompanied by a prospectus supplement.

                                    ________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                                    ________

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DESCRIPTION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THESE SECURITIES.
                                    ________

              THE DATE OF THIS PROSPECTUS IS MARCH                    , 2000


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT ACCOMPANYING THIS PROSPECTUS AND THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

Unless we specify otherwise, references in this prospectus to "Farmland," "we," "us" and "our" are to Farmland Industries, Inc. and its consolidated subsidiaries.



                               TABLE OF CONTENTS

Risk Factors.........................................................       3
Farmland.............................................................       4
Use of Proceeds......................................................       6
Selected Consolidated Financial Data.................................       7
Description of Debt Securities.......................................       9
Plan of Distribution.................................................      15
Legal Matters........................................................      15
Experts..............................................................      15
Where You Can Find More Information..................................      16
Forward-Looking Statements...........................................      17

                                  RISK FACTORS

You should consider carefully the following risk factors in addition to the other information contained in this prospectus or incorporated by reference.


POTENTIAL ENVIRONMENTAL LIABILITIES RELATED TO BOTH CURRENT AND FORMER OPERATIONS MAY ADVERSELY IMPACT OUR FINANCIAL RESULTS.
Farmland is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials, which may impose liability for cleanup of environmental contamination. We use hazardous materials and generate hazardous wastes in the ordinary course of our manufacturing processes.

OUR BUSINESS IS SUBJECT TO UNPREDICTABLE CHANGES IN AGRICULTURAL CONDITIONS.
Our financial success depends largely on factors which affect agricultural production and marketing conditions. These factors, which are outside of Farmland's control, often change agricultural conditions in an unpredictable manner. Therefore, we cannot determine the future impact on our operations from changes in these external factors. We expect demand for our products to continue to be volatile as agricultural conditions change.

AS A COOPERATIVE, WE HAVE LIMITED ABILITY TO RAISE EQUITY IN THE CAPITAL
MARKETS.
As a cooperative, historically we have raised common equity primarily through the reinvestment of a portion of patronage refunds as stock or capital credits and through retention of net income (retained earnings) generated from transactions with non-members. From time to time, we have also raised equity through the sale of preferred stock.

THE INDENTURE DOES NOT CONTAIN PROVISIONS TO LIMIT OUR ABILITY TO INCUR ADDITIONAL INDEBTEDNESS.
The indenture governing the terms of the debt securities does not contain any provisions that would limit our ability to incur indebtedness (secured or unsecured) or that would afford holders of the debt securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction.


                                FARMLAND


FARMLAND'S BUSINESS

Farmland Industries, founded in 1929 and formally incorporated in Kansas in 1931, is a farm supply cooperative and a processing and marketing cooperative. We operate on a cooperative basis and are primarily owned by our members. Members receive patronage refunds distributed by Farmland from the member-sourced portion of our annual net earnings on the basis of business done with or for each member.

As of August 31, 1999, Farmland's membership, associate membership and patrons eligible for patronage refunds consisted of approximately 1,400 cooperative associations of farmers and ranchers and 5,700 pork or beef producers or associations of such producers.

Based on sales, we are one of the largest cooperatives in the United States. In 1999, we had sales of approximately $10.7 billion, including international sales of approximately $3.2 billion.

Farmland competes with many companies, including other cooperatives. These competitors are of various sizes and have various levels of vertical integration. We sell to a large number of customers and no single customer is material to our business.

Our business is focused on two areas:  Agricultural inputs and outputs.

AGRICULTURAL INPUTS

In this area, we operate as a farm supply cooperative. Our four main farm supply product divisions are as follows:

 .  Plant Foods
 .  Crop Protection
 .  Petroleum
 .  Feed

In 1999, our sales of farm supply products were approximately $2.8 billion. Approximately 59% of these farm supply products were manufactured in plants owned or operated by us. Member cooperative associations purchased approximately 68% of the farm supply products we sold in 1999. These cooperatives distribute products primarily to farmers and ranchers who are the end users of the farm supply products we sell.

AGRICULTURAL OUTPUTS

In this area, we operate as a processing and marketing cooperative. Our agricultural outputs operations are as follows:

 .  the processing and marketing of pork
 .  the raising of hogs for processing
 .  the processing and marketing of beef
 .  the domestic storage and marketing of grain
 .  the international storage and marketing of grain

In 1999, our members supplied about 70% of the hogs we processed, 38% of the cattle we processed and 60% of the grain that we marketed domestically. Substantially all of the pork and beef products we sold in 1999 was processed in plants owned by us.

Kansas City, Missouri is the location of our world headquarters. Our mailing address and telephone number are as follows:

                      Farmland Industries, Inc.
                      P.O. Box 7305
                      Kansas City, Missouri 64116-0005
                      816-459-6000






                                USE OF PROCEEDS

Except as we may otherwise state in any prospectus supplement, we intend to use the net proceeds from the sale of debt securities for general corporate purposes, which may include the repayment or refinancing of existing indebtedness.


                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of the end of and for each of the years in the five-year period ended August 31, 1999 are derived from our Consolidated Financial Statements, which have been audited by KPMG LLP, independent certified public accountants, and which are incorporated by reference from our Annual Report on Form 10-K for the year ended August 31, 1999. The following selected consolidated financial data as of the end of and for the three-month periods ended November 30, 1998 and 1999 are derived from our unaudited Condensed Consolidated Financial Statements, which reflect all adjustments, consisting only of normal recurring adjustments, which in management's opinion are necessary for a fair statement of results for these interim periods. These unaudited condensed consolidated financial statements are incorporated by reference from our 10-Q report. The information set forth below should be read in conjunction with our audited Consolidated Financial Statements and the unaudited Condensed Consolidated Financial Statements.

                                                                                               Three Months Ended
                                                  Year Ended August 31                             November 30

                                 1995       1996         1997        1998         1999         1998          1999

                                                              (Amounts in Thousands)
SUMMARY OF OPERATIONS:
Net Sales....................$ 7,256,869 $ 9,788,587 $  9,147,507 $ 8,775,046 $ 10,709,073 $ 2,582,250  $ 2,984,465
Operating Income of Industry
  Segments(1)<F1>............    323,254     291,781      295,626     192,874      181,852      33,822       38,160
Interest Expense.............     53,862      62,445       62,335      73,645       90,773      19,929       25,535
Net Income (loss)............    162,799     126,418      135,423      58,770       13,865      (6,400)     (26,542)



DISTRIBUTION OF NET INCOME:
Patronage Refunds:
  Allocated Equity...........$    61,356 $    60,776 $     68,079 $    35,528 $     24,215      Note 3       Note 3
  Cash and Cash
  Equivalents................     33,061      32,719       40,228      23,593        6,054      Note 3       Note 3
Earned Surplus and Other
  Equities...................     68,382      32,923       27,116        (351)     (16,404)     Note 3       Note 3

RATIO OF EARNINGS TO
 FIXED CHARGES (2)<F2>             4.0      3.0        3.0           1.6          1.2        Note 2          Note 2

BALANCE SHEETS:
Working Capital..............$   319,513 $   322,050 $    242,211 $   435,482 $    450,439 $   450,439  $   367,849
Property, Plant and
  Equipment, Net.............    592,145     717,224      783,108     827,149      833,203     833,203      833,548
Total Assets.................  2,185,943   2,568,446    2,645,312   2,874,618    3,257,649   3,257,649    3,170,884
Long-Term Borrowings
  (excluding
  current maturities)........    469,718     616,258      580,665     728,103      808,413     808,413      797,200
Capital Shares and
  Equities...................    687,287     755,331      821,993     912,696      917,327      Note 3       Note 3

[FN]

<F1>
1.Includes segment gross income, segment selling, general, and administrative expenses, and the segment's equity in income (loss) of investees.
<F2>
2.The ratio of earnings to fixed charges has been computed by dividing fixed charges into the sum of (a) income (loss) before taxes for the enterprise as a whole, less capitalized interest and with adjustments to appropriately reflect our majority-owned and 20%-to 50%-owned affiliates, and (b) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the component of operating rents determined to be interest, with adjustments as appropriate to reflect our 20%-to 50%-owned affiliates. Income was inadequate to cover fixed charges for the three months ended November 30, 1998 and 1999. The dollar amount of the deficiencies were $11.5 million and $20.8 million, respectively.
<F3>
3.We make the determination of members' income (and members' loss) only after the end of the fiscal year. Our Board of Directors, in their sole discretion, then determines how member losses are to be handled and the resulting amount of patronage refunds to be paid or losses to be allocated from the member income or loss. Since we determine the amount of members' income and the amount of members' loss only after the end of the fiscal year, and since only after that determination has been made can our Board of Directors determine the handling of members' loss, the resulting amount of patronage refunds to be paid, the portion of refund to be paid either in cash or Farmland equity (common stock, associate member common stock and capital credits) and since the amount of income appropriated to earned surplus is dependent on the amount of patronage refunds and the handling of members' losses, Farmland makes no provision for patronage refunds in our interim financial statements. Therefore, we have excluded from the Capital Shares and Equities the amount of net income (loss) for the interim periods presented.

                         DESCRIPTION OF DEBT SECURITIES

We will issue debt securities in one or more series under an indenture, which may be amended or supplemented from time to time. The Chase Manhattan Bank will serve as our trustee under the indenture.

The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of the debt securities to the indenture and the Trust Indenture Act for a statement of those terms. The indenture has been filed as an exhibit to the registration statement that registers the debt securities. Unless we otherwise indicate, capitalized terms have the meanings given them in the indenture.

The indenture is summarized below. Because the following is a summary, it does not contain all of the information that may be important to you.

GENERAL

The debt securities offered by the prospectus will be limited to a total amount of $200,000,000. The indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the indenture.

Any prospectus supplement that accompanies this prospectus will describe the terms of the particular series of debt securities we are offering by including:

 . the designation or title of the series;
 . the total principal amount of the series;
 . the date or dates on which principal will be payable;
 . the place or places where principal and any premium and/or interest will be payable;
 . the rate or rates of interest and/or the method of determining the rate or rates of interest, if any;
 . the date or dates from which any interest will accrue;
 . the date or dates on which any interest will be payable and the method of determining the date or dates;
 . the terms for redemption or early repayment, if any;
 . the denominations in which the debt securities of the series are issued or payable;
 . the provision for any sinking fund;
 . any addition, deletion, or modification of covenants;
 . the  addition, deletion, or modification of any Events of Default;
 . whether the debt securities of the series will be issued, wholly or in part, in temporary or permanent global form;
 . any provisions modifying the defeasance and covenant defeasance provisions; . any special tax implications; and . any other terms.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt and provides only limited protection in the event we are acquired by another entity.

Any series of debt securities may bear either no interest or bear interest at a below market interest rate, resulting in us issuing the debt securities at a substantial discount to their principal or face amount. If this occurs, special federal income tax, accounting and other considerations will be described in the prospectus supplement.

CERTAIN COVENANTS

     LIMITATION ON LIENS

This indenture restricts our ability to pledge some of our assets as security for other debt. Unless we secure the debt securities on an equal basis, the restriction generally limits the amount of debt that is secured by any of our property to 10% of our Consolidated Net Worth. However, there are a number of exceptions to this restriction. The indenture contains a complete list of these exceptions. Some, but not all, of the exceptions are as follows:

 . mortgages on properties acquired using proceeds from the sale of shares of capital stock or issuance of indebtedness by Farmland;
 . mortgages on properties of a corporation which is merged or consolidated with
  Farmland;
 . mortgages on properties financed through tax-exempt municipal obligations;
 . mortgages already in place as of the date of this indenture;
 . mortgages on grain inventories.


      OWNERSHIP OF MATERIAL SUBSIDIARY STOCK

Farmland will not decrease our percentage ownership of stock in any of our material subsidiaries which meet certain sales or asset thresholds, except as the result of:

 . issuing directors' qualifying shares,
 . the declaration and payment of patronage refunds, . issuing capital stock to members, . the purchase or retirement of shares with the proceeds of newly issued shares,
 . the sale or other disposition of capital stock at a price we determine to be at a fair value, or
 . the merger or consolidation of a subsidiary with or into Farmland or with or into one or our wholly owned subsidiaries.

      CORPORATE EXISTENCE

Subject to "-Mergers, Consolidations and Transfers of Assets" below, we will use our best efforts to maintain our corporate existence, rights and franchise. We abandon or terminate our rights and/or franchise only if the termination does not have a significant, adverse impact on our ability to operate our business or fulfill our obligations under the indenture.

      WAIVERS OF CERTAIN COVENANTS

Compliance with the covenants set forth in this section is not required if, in advance of our failure to comply with a covenant, we have obtained the written consent of the holders of a majority of the aggregate principal amount of debt securities outstanding of the series affected. This exception does not apply to the covenant relating to corporate existence.

      MERGERS, CONSOLIDATIONS AND TRANSFERS OF ASSETS

Farmland may merge or consolidate with any other corporation if we are the surviving corporation and if the merger or consolidation does not result in a Default or Event of Default. If we are not the surviving corporation, a merger or consolidation with another corporation is allowed only if:

 . the acquiring corporation expressly assumes, using a supplemental indenture, all of Farmland's obligations under the indenture;
 . the merger or consolidation does not result in a Default or Event of Default;
  and
 . either Farmland or the acquiring corporation delivers to the trustee an officer's certificate and opinion of counsel stating the merger or consolidation and the supplemental indentures comply with the indenture.
In addition, we may sell all or substantially all of our assets to another entity if:

 . that entity expressly assumes, using a supplemental indenture, all of our obligations under the indenture;
 . either we or that entity delivers to the trustee an officer's certificate or opinion of counsel stating that the sale or transfer does not result in a Default or an Event of Default; and
 . the sale or transfer does not result in a Default or an Event of Default.

EVENTS OF DEFAULT, NOTICE AND WAIVER

The indenture defines an "Event of Default" for any series of debt securities as being any one of the following events:

 . failure to pay interest within 30 days after the interest becomes due;
 . failure to pay principal or any premium when due;
 . failure to perform any other covenant or warranty applicable to the series of debt securities within 60 days of receiving written notice from the Trustee or from the holders of at least 25% of outstanding principal amount of debt securities of the series;
 . the acceleration of any debt of ours that is in a principal amount of at least $15 million if the acceleration has not been annulled within ten days after the trustee or the holders of at least 25% of the debt securities of the series have provided notice of the default, unless we have cured the default on the debt that has been accelerated or the holders of that debt have waived that default;
 . certain events of bankruptcy, insolvency or reorganization; and . any other Event of Default provided for in the indenture or any supplemental indenture.

An Event of Default for one series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

The indenture provides that within 90 days after Default under a series of debt securities, the trustee will give the holders of that series notice of all uncured or unwaived defaults known to the trustee. Except for Defaults related to the non-payment of principal, interest or any premium, the trustee may withhold notice of any other Default if the trustee believes that withholding of notice is in the best interest of the holders of the debt securities.

If an Event of Default occurs and continues, the trustee or the holders of at least 25% of the outstanding total principal amount of the series may declare the entire principal amount (or, if they are original issue discount securities, the portion of the principal amount as specified in the terms of the series) of all the debt securities of that series to be due and payable immediately. If an Event of Default relating to bankruptcy or insolvency occurs and is continuing, then the principal amount of all debt securities of any series at the time outstanding (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as specified in the terms of the series) will be due and payable immediately without any declaration or other act on the part of the trustee or any holder.

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable protection from expenses and liability. The indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series issued under the indenture may, with some exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee, with respect to the debt securities of such series.

Generally, any default may be waived if the waiver is agreed to by a majority of the holders of the outstanding principal amount of any series of debt securities. However, the following defaults may not be waived without the consent of each holder affected:

 . failure to pay on time the principal, interest or any premium on any series of debt securities
 . violation of any covenant or provision of the Indenture which requires the consent of every Holder in order to be modified or amended.

The indenture requires us to furnish to the trustee annual statements as to our compliance with our obligations under the indenture.

MODIFICATION OF THE INDENTURE
Generally, any change to the indenture requires the written consent of the holders of a majority of the total outstanding principal amount of those debt securities.

The consent of all holders of a series of debt securities is required to make changes in the indenture regarding:

 . the stated maturity of the principal or any installment of the principal;
 . the principal amount;
 . the interest rate or the method of calculating the interest rate;
 . any reduction in any premium payable on redemption of the debt securities;
 . any reduction in principal payable on original issue discount debt securities following their acceleration;
 . any impairment of the right of any holder to institute suit for the enforcement of any payment of principal, premium or interest after it has become due;
 . the percentage of holder approval required for waiver of compliance with covenants or Events of Default;
 . the obligation of Farmland to maintain an office or agency in the place of payment for the series;
 . the right of holders to waive past defaults; and . any reduction in the percentage of the outstanding principal amount of the debt securities of that series whose consent is required to approve changes to the indenture if 100% is otherwise required by the indenture.

Under limited circumstances, Farmland and the trustee may make changes without the consent of any holders of debt securities. Examples of changes that can be made without the holders' consent include:

 . adding covenants for the benefit of holders;
 . documenting the acquisition of Farmland by another corporation, and the assumption by the acquiring corporation of our responsibilities and covenants under the indenture;
 . to add additional events of default;
 . to facilitate our ability to issue the debt securities in global form;
 . to document the appointment under the indenture of a successor trustee;
 . to secure the debt securities;
 . to add, eliminate or change any provision in the indenture that will affect a series of debt securities if no debt securities of that series are outstanding;
 . to evidence appointment under the indenture of a successor trustee;
 . to correct or supplement any provision in the indenture if it is inconsistent with another provision as long as the interests of holders are not affected in any material way;
 . to cure any ambiguity or mistake in the indenture; and . to change or add provisions to the indenture to enable it to be qualified under the Trust Indenture Act.

SATISFACTION AND DISCHARGE; DEFEASANCE

For any series of debt securities, the indenture, will be discharged and canceled upon the satisfaction of certain conditions, including the following:

 . the debt securities have matured or will be called for redemption with one year; and
 . we have deposited with the Trustee sufficient money and/or government securities to pay the principal, interest to maturity, and premium, if any.

After the conditions above are satisfied, we will be released from our obligations related to that series (except for the obligation to register the transfer and exchange of the debt securities, and our obligation to replace lost, stolen or mutilated debt securities).

We also have the option to discharge our obligations under a series of debt securities before their maturity using a process referred to as "defeasance". Defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for obligations to register transfers, exchange, and replace the debt securities, and to hold the funds in trust and to maintain a place of payment for the debt securities). Defeasance will also result in "covenant defeasance", which means we will not have to comply with certain covenants, such as those described in "Limitations on Liens", "Ownership of Material Subsidiary Stock", and "Mergers, Consolidations and Transfers of Assets". In addition, if the prospectus supplement states that any additional covenants relating to that series of debt securities are subject to covenant defeasance, then we also would not have to comply with those covenants.

Defeasance and/or covenant defeasance will take effect with respect to a series of debt securities when we have deposited with the trustee an amount of money and/or U.S. government obligations sufficient to pay the principal, interest and premium on the series of debt securities when those amounts are scheduled to be paid. We must also deliver to the trustees:

 . a written opinion from a nationally recognized independent certified public accounting firm stating that the funds and/or government securities deposited are sufficient to pay the above;
 . in the case of defeasance, a legal opinion based on either an IRS ruling or a change in law since the date of the indenture that states that
  a) the defeasance will not cause the holders to be required to recognize income, gain or loss for federal income tax purposes and
  b) the holders will be subject to federal income tax on the same amounts, in the same manner and at the same times as if the defeasance had not occurred;
 . an officers' certificate and an opinion of counsel that states that the conditions for defeasance or covenant defeasance in the indenture have been complied with;
 . a legal opinion that states that we do not have to register under the Investment Company Act of 1940 as a result of the defeasance or covenant defeasance; and
 . a legal opinion that states that the money and/or government securities deposited will not be subject to the operation of applicable bankruptcy and insolvency laws following the 91st day after their deposit.

We may not effect defeasance or covenant defeasance if we are involved in bankruptcy, insolvency or reorganization proceedings that gives rise to an Event of Default under the indenture. We also may not effect defeasance or covenant defeasance if by doing so we would violate or cause a Default or an Event of Default under the indenture or violate or cause a default under any material agreement we are bound by.


PAYMENT AND TRANSFER

Interest will be paid, by check or wire transfer, to the person registered as the owner of the debt securities as of the record date. Also, Farmland or the trustee will maintain an office where holders may present debt securities for payment or transfer.

CONCERNING THE TRUSTEE

Generally, the trustee is required to perform only duties which are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee is required to use the same degree of care and skill in the exercise of its rights and powers under the indenture as a prudent person would exercise under the circumstances in the conduct of their own affairs.

The indenture and provisions of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of Farmland. If the trustee engages in any transaction which causes it to have a conflict of interest, the trustee must eliminate the conflict or resign as trustee.

The Chase Manhattan Bank is the trustee under the indenture. Farmland maintains banking relationships in the ordinary course of business with the trustee. Among other things, the trustee is a lending bank under a $1.1 billion credit facility provided to us by various domestic and international banking institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition, Liquidity and Capital Resources" in our Annual Report on Form 10-K for the year ended August 31, 1999. Additionally, Chase Securities, Inc. arranged for and The Chase Manhattan Bank is acting as agent, participant and indenture trustee with regard to debt and equity financing in connection with the construction of a petroleum coke gasification plant at our Coffeyville, Kansas refinery.

                              PLAN OF DISTRIBUTION

We may sell debt securities to or through agents or underwriters, or directly to one or more purchasers.

The distribution of the debt securities may be made from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of debt securities, any underwriters may receive compensation, in the form of discounts, concessions, or commissions, from us and/or from purchasers of the debt securities for whom they are acting as agents. Underwriters may sell debt securities to dealers or through dealers to third parties. The dealers involved may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. Underwriters, dealers and agents participating in the distribution of debt securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting discounts and commissions. Any underwriters or agents will be identified and their compensation described in the prospectus supplement.

We may enter into agreements with underwriters and agents to indemnify them against certain liabilities, including liabilities under federal securities laws.

We may authorize underwriters or agents to solicit offers by various institutions, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, to purchase debt securities under contracts providing for payment and delivery on a future date. A condition of any of these contracts is that, at the time of delivery, the purchase is not prohibited under the laws of the jurisdiction applicable to the purchaser. The underwriters and agents will not have any responsibility regarding either the validity or the performance of these contracts.

                                 LEGAL MATTERS

We will obtain an opinion about the legality of our debt securities from Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Fried, Frank, Harris, Shriver & Jacobson will rely upon the opinion of Robert B. Terry, Esq., Vice President and General Counsel of Farmland, with respect to all matters of Kansas law.

                                    EXPERTS

     The consolidated financial statements included in our Annual Report on Form 10-K for the year ended August 31, 1999 has been audited by KPMG LLP, independent certified public accountants. They are incorporated by reference in this prospectus and in the registration statement in reliance upon KPMG's report on those consolidated financial statements given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

The Securities Exchange Act of 1934 requires our company to file annual and quarterly reports, as well as certain other information, with the SEC. These reports may be read and copied at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents, upon payment of a duplication fee, by writing to the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all securities offered under this prospectus are sold. This prospectus is part of the registration statement we filed with the SEC.

- Annual Report on Form 10-K for the year ended August 31, 1999 (our "1999 10-K Report").
- Quarterly Report on Form 10-Q for the quarter ended November 30, 1999 (our "10-Q Report").
- Current Report on Form 8-K dated November 30, 1999.

You may request copies of these filings at no cost, by writing or telephoning us at the address shown on page 5.


                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this prospectus, including statements regarding seasonal effects upon our business, anticipated expenditures for environmental remediation, continuation of operating trends, consummation of proposed ventures or alliances, the impact of seasonal demand on the profitability of the crop production business, consequences of an adverse judgment in certain litigations, perceived future business benefits related to our agronomy marketing venture, our ability to fully and timely complete modifications and expansions with respect to certain manufacturing facilities are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. We can give no assurance that the expectations reflected in forward-looking statements will prove to have been correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors, including those set forth under the "Business and Properties - Business - Business Risk Factors" in our Annual Report on Form 10-K for the year ended August 31, 1999 and in "Cautionary Statement For Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995" in our Quarterly Report on Form 10-Q for the quarter ended November 30, 1999, which are incorporated by reference in this prospectus. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update publicly or revise any forward-looking statements.


                                    PART II

                        INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*



SEC registration fee......................................     $70,000
Blue sky fees and expenses................................       5,000
Legal fees and expenses...................................     225,000
Accounting fees and expenses..............................      50,000
Printing and engraving expenses...........................      40,000
Trustee's fees and expenses...............................       7,000
Rating agency fees........................................      50,000
Miscellaneous.............................................      13,000

 Total.....................................................    $460,000

___________

* Except for the SEC registration fee and the NYSE listing fee, all the foregoing expenses have been estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provision of K.S.A. 17-6424 and amendments thereto, or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

Article VII of the Articles of Incorporation of Farmland Industries, Inc. reads as follows:

ARTICLE VII-INDEMNIFICATION

     Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

     Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation the provisions of subsection (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.


ITEM 16.  EXHIBITS




EXHIBIT
 NUMBER                        DOCUMENT DESCRIPTION


     4.1 -Form of Indenture between the Company and The Chase Manhattan Bank, as trustee*
     4.2 -Form of Note (fixed rate)*
     5   -Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the
          Company, as to the legality of the securities being registered*
    12   -Statement regarding computation of ratio of earnings to fixed charges
    23.1 -Consent of KPMG, LLP
    23.2 -Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
          Exhibit 5)*
    24   -Powers of Attorney relating to subsequent amendments*
    25   -Form T-1 Statement of Eligibility Under Trust Indenture Act of 1939 of
          The Chase Manhattan Bank


*    Previously filed.

ITEM 17.  UNDERTAKINGS



(a)  The undersigned registrant (the "Registrant") hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i)     To include any prospectus required by Section 10(a)(3) of
               the Securities Act of 1933;

            (ii)    To reflect in the prospectus any facts or events arising
               after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

            (iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section
     15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)   The Registrant hereby undertakes that:

      (1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.
          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                        SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement on Form S-3 (File No. 33-61709) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on the 1st day of March, 2000,

                         FARMLAND INDUSTRIES, INC.
                                   By:

                                                        Terry M. Campbell
                                                     Executive Vice President
                                                   And Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form S-3 (File No. 33-61709) has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURES                     TITLE                      DATE


          *                   Chairman of Board, Director       March 1, 2000

     Albert J. Shivley


          *                     Vice Chairman of Board,         March 1, 2000
                            Vice President and Director
        Jody Bezner


          *                             Director                March 1, 2000

       Lyman Adams, Jr.


          *                             Director                March 1, 2000

       Ronald J. Amundson

          *                             Director                March 1, 2000

       Baxter Ankerstjerne


          *                             Director                March 1, 2000

          Steven Erdman


                                        Director                March 1, 2000

       Harry Fehrenbacher


                                        Director                March 1, 2000

            Don Gales


                                        Director                March 1, 2000

           Marty Floyd


          *                             Director                March 1, 2000

          Warren Gerdes

                                        Director                March 1, 2000


         Thomas H. Gist


          *                             Director                March 1, 2000

          Ben Griffith


          *                             Director                March 1, 2000

          Gail D. Hall


          *                             Director                March 1, 2000

          Barry Jensen


                                        Director                March 1, 2000

           Ron Jurgens


                                        Director                March 1, 2000

       William F. Kuhlman


           *                            Director                March 1, 2000

          Greg Pfenning


           *                            Director                March 1, 2000
          Monte Romohr


           *                            Director                March 1, 2000

           Joe Royster


                                        Director                March 1, 2000

         E. Kent Stamper


                                        Director                March 1, 2000

          Eli F. Vaughn


                                        Director                March 1, 2000

          Frank Wilson


 /s/  H.D. CLEBERG             President, Chief Executive       March 1, 2000
                                         Officer
    H. D. Cleberg


                              Executive Vice President and      March 1, 2000
  /s/  TERRY M. CAMPBELL         Chief Financial Officer
                             (Principal Financial Officer)
        Terry M. Campbell

                             Vice President and Controller      March 1, 2000
    /S/  MERL DANIEL         (Principal Accounting Officer)

           Merl Daniel

         /s/  ROBERT B. TERRY
 *By:      Robert B. Terry

               Attorney-In-Fact




                                      EXHIBIT INDEX


 EXHIBIT                            DOCUMENT DESCRIPTION
  NUMBER

     4.1 -Form of Indenture between the Company and The Chase Manhattan Bank, as trustee*
     4.2 -Form of Note (fixed rate)*
     5   -Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the
          Company, as to the legality of the securities being registered*
    12   -Statement regarding computation of ratio of earnings to fixed charges
    23.1 -Consent of KPMG, LLP
    23.2 -Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
          Exhibit 5)*
    24   -Powers of Attorney relating to subsequent amendments*
    25   -Form T-1 Statement of Eligibility Under Trust Indenture Act of 1939 of
          The Chase Manhattan Bank


___________

*    Previously filed.